News release

Statement by Zi Corporation

CALGARY, AB, August 11, 2005 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has obtained an interim order from the Court of Queen's Bench of Alberta Judicial District of Calgary relieving Zi and its Board of Directors of the obligation to provide shareholder data, and to call a Special Meeting of Shareholders in response to a requisition for a Special Meeting of Shareholders made by Marty Steinberg, Esq., Receiver for the Lancer Group of Funds. The order also provides that the Receiver shall not call a Special Meeting of Shareholders.

Earlier, the Receiver filed a Form 13D with the U.S. Securities and Exchange Commission stating that it was considering a vote of its shares, representing approximately 41 percent of the outstanding shares of common stock of Zi Corporation, in support of a new slate of Directors. Subsequently, the Receiver made application to Zi Corporation to obtain shareholder data and requested the Zi Board of Directors call a Special Meeting of the shareholders of Zi common stock to elect a new slate of Directors.

In an affidavit filed by Zi Corporation with the Court of Queen's Bench of Alberta Judicial District of Calgary, the Company stated, among other things, that the Receiver's actions with respect to its share position in Zi is detrimental to the Company's interests. The Board of Directors of Zi Corporation intends to vigorously resist attempts by the Receiver to take control of Zi through the Receiver's share position in Zi and the circumstances surrounding the Receiver's ownership of those shares.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the new Qix™ service delivery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in Zi Corporation's most recent reports on SEDAR, Form 20-F and Form 6-K, each as it may be amended from time to time. Zi Corporation's results of operations for the second quarter and six months ended June 30, 2005 are not necessarily indicative of Zi Corporation's operating results for any future periods. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:
Investor Inquiries:	Media Inquiries:
Allen & Caron Inc	Allen & Caron Inc
Jill Bertotti	Len Hall
(949) 474-4300	(949) 474-4300
jill@allencaron.com	len@allencaron.com